

January 10, 2014

Andrew J. Gerlicher, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701

> **Re:** **Cascade Bancorp**
> **Registration Statement on Form S-4**
> **Filed December 16, 2013**
> **File No. 333-192865**

Dear Mr. Gerlicher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   Since the stock portion of the merger consideration may change as a result of any stock split or similar action taken by Cascade, please tell us why you are not relying on Rule 416.

Prospectus Cover Page

2.   On the coverpage and throughout the prospectus, where you discuss the merger consideration, please include a calculation of the consideration on a per share basis, assuming closing as of a recent date. This calculation should give effect to each of the variables you describe (including the restricted stock conversion, cash payments on the options, Home's most recent tangible net worth, and a good faith estimate of closing costs at this point) and disclose the underlying assumptions for those calculations.

Questions and Answers
What will stockholders receive in the merger, page 1

3.   In order for investors to be able to understand the value of the merger consideration and to make an informed voting decision, please include a single chart which encompasses all variables of consideration and provide a cross reference in the Q&A. Please disclose a reasonable range of shares issuable and cash payable as a result of these variables, and clearly set forth all underlying assumptions. Please also disclose an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

4.   Please disclose Home's intention regarding resolicitation if walk-away rights are triggered and a discussion of the target board's fiduciary duties to its shareholders with respect to such decision, including the factors the board will consider in deciding whether to exercise its walk away rights. Please provide this information with regard to Cascade's walk-away rights as well.

When will the merger be completed, page 2

5.   Please update this section to reflect the fact that this merger is unlikely to be completed in the first quarter of 2014 and also disclose the closing date which triggers termination rights.

6.   Please disclose the time period anticipated between the vote and closing.

Merger consideration, page 9

7.   We note the merger consideration is dependent on a number of independent variables that will remain unknown until right before the merger closes and for which you have not provided the expected values as of the date of the merger announcement or as of a more recent date. Similarly, you only present the merger consideration on an aggregate basis, rather than reflecting the per share merger consideration. Please provide your analysis as to how the use of this pricing structure, particularly as presented throughout the document, meets the requirements of paragraph 16 to Schedule A of the Securities Act of 1933.

8.   Please tell us whether and how you intend to provide investors with updated information with regard to the merger consideration.

Home's Directors and Executive Officers Have Certain Interests in the Merger, page 13

9.   Please replace the phrase "may have interests" to clarify that officers and directors do have interests that differ those of other stockholders. Please make similar changes to the corresponding risk factor on page 38 and the disclosure on page 82.

10.   Please remove the phrase "among other things" and specifically quantify the interests of each officer and director in the transaction.

Treatment of Home Stock Options and Restricted Shares, page 13

11.   Please disclose the aggregate cash amount payable to the holders of Home Stock Options as of a recent date.

12.   Please disclose the aggregate number of restricted stock awards as of a recent date and explain Home's intentions to issue more awards and lower the consideration for other shareholders. If Home does not intend to issue more, please explain why the Board can not disclose a fixed number that will be converted at closing.

Board of Directors of Cascade after the merger, page 13

13.   We note your disclosure here and again on page 81 that "Home has not determined whether it will request any seats on the Cascade board of directors;" however, on page 59, the Board seems to have considered this as a selling point of the Cascade proposal. Please disclose why Home, given their significant post-merger ownership of Cascade, would not exercise this right.

Conditions to completion of the merger, page 14

14.   Please include a section in the prospectus (and cross-reference to it in this section) which provides greater detail with regard to the required third-party consents including where you are in the process of obtaining these consents and whether you anticipate any difficulty in obtaining them.

Litigation Related to the Merger, page 17

15.   We note that Home is party to two lawsuits concerning the Banner merger and the present merger. Please supplementally provide the staff with copies of each complaint.

Selected Historical Consolidated Financial Data for Cascade, page 19

16.   Please revise your Selected Financial Data for Cascade and Home to include the most recent periods in the first columns (the left-most columns) in your next amendment to provide the information in a convenient and readable format for your investors in accordance with Item 301 of Regulation S-K.

Comparative per share market price and dividend information, page 24

17.   We note that you have not adjusted the merger consideration as provided in the merger agreement when calculating the equivalent market value per share of Home Common

Stock. Please revise the table and your assumptions to give an accurate reflection of the equivalent market value as of October 22, 2013 and the most recent practicable date, taking into account the cash payments to option holders as of those dates.

Risk Factors

18.   Please revise this section to state the risks in the headings, rather than just stating facts. For example, your first risk factor states facts instead of the risk: In addition, please remove language throughout your risk factors that suggests you cannot assure a particular outcome; provide assurances; or guarantee a certain outcome. The risk is separate from your ability to assure.

Cascade relies on dividends from Cascade Bank…, page 25

19.   Please clarify at the beginning of this risk factor that Cascade has not paid dividends in several years and does not have plans to pay dividends in the future. Home stockholders who rely on dividend income will no longer receive regular dividends on their shares after the merger. In addition, the projected dividends for Home shareholders on page 73 will not be paid if the merger is completed.

The Merger, page 51

20.   Please revise the third sentence of your introductory paragraph which states that the "summary does not purport to be complete." The summary must include an overview of the transaction and highlight the material details of the transaction.

21.   Provide us with copies of any opinions, reports, summaries or presentation materials provided by KBW to the Home Bancorp board, or by Macquarie to the Cascade board.

Merger Consideration, page 52

22.   We note the bullets on page 52 that detail the elements of "Home's transaction costs" which impact consideration. However many of these costs appear to be knowable or can be estimated. Please provide an estimate of anticipated transaction costs which can then be used to make the consideration calculations.

Background of the merger, page 54

23.   Please include a discussion about the negotiation of the golden parachute payments, continuing employment of certain officers and directors, and the treatment of outstanding options and restricted stock.

Opinion of Home's Financial Advisor, page 64

24.   We note, on page 69, that KBW used an offer price of $17.56 when comparing this
        transaction to comparable transactions. Please include disclosure as to how this price was
        determined and whether it accounts for the cash payments to option holders and good
        faith estimates of transaction costs and Home's tangible net worth. If it does not take
        these variables into account, please disclose how KBW determined this was appropriate.

25.   Please remove the term "exclusively" from the first sentence of the last paragraph of this
        section on page 71; you may limit your opinion to scope but not to person. In addition,
        please disclose in this section that KBW has given their written consent for the use of
        their opinion in the registration statement.

26.   On page 65, KBW indicates that it received projections and other materials from Cascade
        Bancorp and its management. Please provide us with your analysis as to whether any of
        the information disclosed to KBW by Cascade contained material non-public
        information. If KBW was provided material non-public information by Cascade, please
        revise the registration statement to disclose that information.

27.   We note your disclosure on page 71 about the compensation that KBW has and will
        receive from Home. Please confirm, and revise your disclosure to reflect, that other than
        the compensation discussed in the second full paragraph on page 71, KBW has not
        received any other compensation covered by Item 1015 or Regulation M-A.

Opinion of Cascade's Financial Advisor, page 75

28.   We note your disclosure on page 81 about the compensation that Cascade has agreed to
        pay Macquarie. Please confirm, and revise your disclosure to reflect, that other than the
        compensation discussed in the third full paragraph on page 81, Macquarie has not
        received any other compensation covered by Item 1015 or Regulation M-A.

Interests of Home Directors and Executive Officers in the Merger, page 82

29.   Please update this section to disclose the amounts due to each executive officer with
        regard to the Annual Incentive Plan if the meeting is held after your earnings release.

Unaudited Pro Forma Combined Condensed Financial Statements
Note C – Merger and Acquisition Integration Costs, page 113

30.   We note your footnote on merger and acquisition integration costs and your Risk Factor
        on page 38 that you expect to incur substantial expenses in connection with the
        completion of the merger and the combining of the two companies. We further note that
        you state you cannot estimate these expenses accurately at this point. While we agree

that merger and acquisition related costs should not be presented as a pro forma adjustment in the unaudited pro forma combined condensed consolidated statement of operations, in order to provide investors with enough information to make an informed voting decision regarding the ongoing operations of the combined entity, please provide an estimate, or range, of merger-related costs expected to be incurred in the future, and the time periods you expect to incur them over.

Note E – Pro Forma Adjustments to Balance Sheet, page 114

31.   You reflected a pro forma adjustment (b) of $12.8 million for expected credit losses in Home's loan portfolio in your pro formas which is based on 3.1% of Home's loan balance. This loan loss reserve appears to equate to an allowance for loan losses that is 142% of the amount of Home's non-accrual loans at September 30, 2013 and in excess of Home's allowance for loan losses at September 30, 2013. Please tell us the factors that you considered in setting the adjustment amount. Additional supporting details regarding the specific nature of the due diligence you performed and generally referred to in the adjustment would be helpful to provide as well.

Director Compensation, page 160

32.   Please update this information for the latest fiscal year as required by Item 18(a)(7)(ii) of Form S-4.

Summary Compensation Table, page 162

33.   Please update this information for the latest fiscal year as required by Item 18(a)(7)(ii) of Form S-4.

Legal Opinions, page 183

34.   Please include the addresses of counsel.

Cascade Bancorp
Notes to Condensed Consolidated Financial Statements September 30, 2013
Note 8. Income Taxes, F-24

35.   We note you released the deferred tax asset valuation allowance during the interim period of June 30, 2013. We note that you have recognized significant cumulative losses before extraordinary items during the fiscal 2008-2011 periods, only minor income from taxes during 2012 and losses again in the 9-months ended September 30, 2013. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses from continuing operations before extraordinary items, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC

740-10-30).   Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Please provide us with specific evidence to support the realizability of the net deferred tax asset at June 30, 2013 September 30, 2013 and any subsequent periods.

Home Federal Bancorp, Inc.
Selected Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
FDIC Indemnification Asset, F-134

36.   We note your accounting policy relating to the FDIC indemnification asset. Please tell us, and revise your next amendment, to include the following:
- A rollforward of the FDIC indemnification asset in the periods presented;
- Supporting details regarding how you determined the FDIC indemnification recovery (provision) in noninterest income in the periods presented; and
- Supporting details regarding how you determined the impairment of the FDIC indemnification asset in noninterest income in the periods presented.

Please be specific in your response and include a level of detail necessary for investors to be able to understand this material component of your results of operations in the periods presented. For example, please include specifics as to the estimated future losses on covered loans and recoveries of previously charged-off loans that led to the impairment of the FDIC indemnification asset.

Appendix D: Opinion of Macquarie

37.   We note the language in the last paragraph on page D-3 that the opinion is limited in use to the Board of Directors. Please revise the opinion to remove the implication that shareholders may not rely upon the opinion.

Exhibits

38.   Please file all outstanding exhibits, including your tax opinions, as soon as possible to facilitate the staff's review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202)551-3321 or John Nolan at (202)551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202)551-3464 or me at (202)551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Steven M. Haas, Esq.
          Hunton & Williams LLP